UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, Amendment No. 5 thereto, filed with the SEC on March 31, 2010, Amendment No. 6 thereto filed with the SEC on May 6, 2010, Amendment No. 7 thereto, filed with the SEC on May 7, 2010, and Amendment No. 8 thereto filed with the SEC on August 12, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel,” and together with YAAF II, “Yucaipa”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Yucaipa, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds and YAAF II LLC are referred to in this Schedule 13D as the “Reporting Persons.” Capitalized terms used and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

In connection with Yucaipa’s nomination of three directors for election to the Board of Directors at the Company’s 2010 Annual Meeting of Stockholders (the “2010 Annual Meeting”), Yucaipa entered into separate nomination agreements (the “Nomination Agreements”) with Stephen F. Bollenbach (“Mr. Bollenbach”) and Michael S. McQuary (“Mr. McQuary”) (Mr. McQuary and Mr. Bollenbach, each a “Yucaipa Nominee”).

Under the Nomination Agreements, Yucaipa agreed to pay each Yucaipa Nominee $100,000 for acting as a Yucaipa Nominee, to reimburse them for out-of-pocket expenses incurred in connection with serving as a Yucaipa Nominee, and to indemnify them in connection with their nomination and service as a Yucaipa Nominee, subject to certain limitations, as set forth in the form of nomination agreement attached hereto as Exhibit 99.4 to this Schedule 13D and incorporated into this Item 4 by this reference.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

99.4	Form of Nomination Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

99.4	Form of Nomination Agreement.